Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS NINE MONTH AND THIRD QUARTER 2015 FINANCIAL AND
OPERATING RESULTS

TORONTO, ONTARIO — (Marketwired — October 29, 2015) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the first nine months (“9M/15”) and third quarter (“Q3/15”) of 2015. Full details of the results are provided in the Company’s Consolidated Financial Statements and Management’s Discussion & Analysis, which are available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com.

Key highlights of 9M/15 results include:

•                  Gold production of 136,200 ounces (40,600 ounces in Q3/15)

•                  Gold sales of 141,300 ounces (42,800 ounces in Q3/15)

•                  Cash operating costs(1) of US$567 (based on total production costs(2) of $101.2 million) (US$604 in Q3/15 based on production costs of $33.9 million)

•                  All-in sustaining costs(3) of US$845 (US$924 in Q3/15)

•                  Record revenue of $209.6 million ($63.0 million in Q3/15)

•                  Record cash earnings from mine operations(4) of $108.8 million ($29.2 million in Q3/15)

•                  Net earnings of $13.2 million or $0.03 per common share (net loss of $0.6 million or $0.00 per common share in Q3/15)

•                  Cash flows from operating activities of $81.6 million ($19.3 million in Q3/15).

Exploration expenditures in 9M/15 totaled $18.2 million ($6.2 million in Q3/15) and mainly reflected continued exploration success along the 144 Trend. During Q3/15, the Company announced results from the first 4,700 metres of underground drilling into the 144 Gap Zone. The results included wide, high-grade intercepts that were similar to, or better than, results from previous surface holes in the same area. On October 28, 2015, the Company reported positive results from an additional 14,000 metres of drilling at the 144 Gap Zone as well as results from 25,400 metres of surface exploration drilling, which included discovering new zones of gold mineralization at 144 South. The Company plans to complete its 40,000 metre underground drilling program at the 144 Gap Zone before the end of the year and to complete additional surface exploration drilling along the 144 Trend.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “During 9M/15, we achieved solid production, low unit costs and record revenues and cash earnings from mine operations. We also grew our cash position, with cash and bullion(5) currently totaling $87.5 million, 42% higher than when the year began. Turning to exploration, we continue to achieve significant success from both our underground and surface drilling along the 144 Trend.  We are very encouraged by the recent discovery of new zones of gold mineralization at 144 South and remain on track to release our first resource at the 144 Gap Zone early in 2016.

“Among other key developments, last month we completed the acquisition of Temex Resources Corp., through which we have gained a majority interest in the Whitney Project. Whitney adds a large, highly prospective exploration area to our portfolio and provides a valuable new opportunity for our company as we seek to grow production in the Timmins Camp. Looking ahead, we expect to finish 2015 strong and are well positioned to achieve our full-year production and unit cost guidance for the fourth consecutive year.”

Consolidated Financial Information

	Three months ended Sept. 30,		Nine months ended Sept.30,
(in $’000, except the per share amounts)	2015	2014	2015	2014
Revenue	$63,048	$63,514	$209,614	$200,064
Production costs	$33,943	$29,783	$101,163	$92,188
Earnings from mine operations	$9,788	$15,915	$47,338	$52,262
Net (loss) earnings	$(590)	$7,659	$13,190	$25,153
Basic net (loss) earnings per share	$(0.00)	$0.02	$0.03	$0.06
Cash flows from operating activities	$19,323	$28,368	$81,577	$90,122

Key Performance Drivers

	Three months ended Sept. 30,		Nine months ended Sept. 30
	2015	2014	2015	2014
Tonnes milled	325,000	320,800	952,000	914,400
Grade	4.0	4.6	4.6	5.0
Average mill recoveries	96.6%	96.7%	96.7%	96.6%
Ounces recovered	40,600	45,600	136,200	142,500
Ounces poured	40,400	44,900	136,800	144,100
Ounces sold	42,800	45,500	141,300	142,000
Average price (US$/oz)	$1,122	$1,284	$1,182	$1,289
Average price ($/oz)	$1,474	$1,397	$1,484	$1,410
Cash operating costs (US$/oz)	$604	$599	$567	$591
Cash operating costs ($/oz)	$791	$652	$714	$647
All - in sustaining costs (US$/oz)	$924	$858	$845	$861
All - in sustaining costs ($/oz)	$1,210	$935	$1,063	$942
Cash earnings from mine operations ($000s)	$29,194	$33,829	$108,772	$108,170
Adjusted net earnings(6) ($000s)	$(2,861)	$7,706	$8,795	$26,116
Adjusted net earnings per share ($/share)	$(0.01)	$0.02	$0.02	$0.06

Outlook

The Company remains on track to achieve its production and unit cost targets in 2015. These targets include production for the full year of at least 180,000 ounces, cash operating costs per ounce sold of better than US$650 and all-in sustaining costs below US$950 per ounce sold. Total production costs are now expected to total $130.0 million to $135.0 million.

	2015	9M/15	Q3/15
	Targets	Actual	Actual
2015 Targets
Ounces produced (in thousands)	180.0	136.2	40.6
Cash operating costs* (US$/oz)	<650	567	604
All-in sustaining costs* (US$/oz)	<950	845	924
Total production costs ($ millions)	130.0 – 135.0	101.2	33.9

* Assumes US$/C$ exchange rate of 0.80

Exploration work at the 144 Trend is continuing in the fourth quarter of 2015, with the Company committed to completing its 40,000 metre underground drilling program at the 144 Gap Zone before the end of the year and releasing a first resource early in 2016. At Bell Creek, additional underground and surface drilling will be completed as part of the Company’s ongoing exploration program. The Company is well financed to fund its operations, capital investment and exploration expenditure plans and to meet all other financial obligations.

Conference Call

Lake Shore Gold will host a conference call and webcast on Thursday, October 29, 2015 at 2:30 pm EST to discuss the Company’s 9M/15 and Q3/15 financial and operating results (see call-in numbers that follow). The call will also be webcast and available on the Company’s website.

Conference ID: 63469363

Participant call-in: 647-788-4919 or 877-291-4570 (North American toll free number)

Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)

Re-dial ID: 63469363

Available until: 11:59 pm (November 5, 2015)

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating costs are disclosed on a per ounce sold basis. Cash operating costs and cash operating cost per ounce sold are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three and nine months ended September 30, 2015 and 2014 is set out on page 20 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         Total production cost is the most directly comparable GAAP measure for both cash operating costs and all-in sustaining costs. Included in total production cost for the periods covered in this press release are non-cash share-based payment expense including: $0.3 million for the first nine months of 2015 and 2014 and $0.1 million for the third quarter of 2015 and 2014. The calculation of cash operating cost per ounce sold and all-in sustaining cost per ounce sold exclude this non-cash payment expense.

(3)         All-in sustaining costs are disclosed on a per ounce sold basis. All-in sustaining costs and all-in sustaining cost per ounce sold are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and nine months ended September 30, 2015 and 2014 is set out on page 21 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(4)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations. A reconciliation of cash earnings from mine operations to earnings from mine operations for the three and nine months ended September 30, 2015 and 2014 is set out beginning on page 20 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(5)         Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received valued at market prices.

(6)         Adjusted net (loss) earnings) excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as the write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net (loss) earnings to net (loss) earnings for the three and nine months ended September 30, 2015 and 2014 is set out beginning on page 21 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and

contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com